

November 10, 2011

Shanna Gerrard
Corporate Secretary
CoroWare, Inc.
1410 Market Street, Suite 200
Kirkland, WA 98033

> **Re:** **CoroWare, Inc.**
> **Form 8-K**
> **Filed on November 9, 2011**
> **File No. 000-33231**

Dear Ms. Gerrard:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in the comments below. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that your Board of Directors approved the dismissal of LBB & Associates Ltd., LLP, on November 8, 2011. Regulation S-K, Item 304(a)(1)(i) requires the disclosure of the date on which the former accountants were dismissed. Please amend to include this information.

2. Item 304(a)(1)(ii) of Regulation S-K requires a statement of whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This includes an opinion that has been modified to raise substantial doubt about the company's ability to continue as a going concern. Please amend to comply with this item and disclose the going concern qualifications contained in the past two years accountant's reports.

3. Your disclosure indicates that your new independent registered public accounting firm was engaged on November 9, 2011. You state that the company did not consult with Lake & Associates, CPA's LLC "during the company's two most recent fiscal years and through October 25, 2010. Please revise to extend the subsequent interim period through November 9, 2011. Refer to Item 304(a)(2) of Regulation S-K.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3443 if you have any questions regarding the comments above or if you have any other questions.

Sincerely,

/s/ Tamara J. Tangen

Tamara J. Tangen
Staff Accountant

Via Facsimile
Gary L. Blum, Esq.
(213) 384-1035